TASEKO REPORTS ANNUAL GENERAL MEETING VOTING RESULTS

June 12, 2014, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko") today announced the voting results from its 2014 Annual General Meeting held Wednesday, June 11, 2014 in Vancouver, British Columbia.

A total of 125,226,580 common shares were voted at the meeting, representing 64.2% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	% of Votes in Favour
William P. Armstrong	97.64
T. Barry Coughlan	91.66
Scott D. Cousens	84.40
Robert A. Dickinson	84.48
Russell E. Hallbauer	86.43
Richard A. Mundie	97.46
Ronald W. Thiessen	84.17
Alexander G. Morrison	97.61

Detailed voting results for the 2014 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.